SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14D-1


                       (Amendment No. 45)


                     Tender Offer Statement
(Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


               Kansas City Power & Light Company
                   (Name of Subject Company)

                    Western Resources, Inc.
                            (Bidder)

                Common Stock, Without Par Value
                 (Title of Class of Securities)

                            48513410
             (CUSIP Number of Class of Securities)

                       John K. Rosenberg
          Executive Vice President and General Counsel
                    Western Resources, Inc.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                     Phone:  (913) 575-6300

       (Name, Address, including Zip Code, and Telephone
       Number, including Area Code, of Agent for Service)



                           Copies to:

                        Neil T. Anderson
                      Sullivan & Cromwell
                        125 Broad Street
                    New York, New York 10004
                         (212) 558-4000

                        William S. Lamb
             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                      125 West 55th Street
                    New York, New York 10019
                         (212) 424-8000



This Amendment No. 45 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on July 8, 1996 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated July 3, 1996, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(123)  Letter to KCPL shareowner.
(a)(124)  Letter to KCPL shareowner.
(a)(125)  News release/employee update issued on October 23, 1996.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        WESTERN RESOURCES, INC.

Date     October 23, 1996                    By   /s/ JERRY D. COURINGTON

                                           Jerry D. Courington,
                                           Controller

                        INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit No.                     Description                           Pages

(a)(123)            Letter to KCPL shareowner mailed on
                    October 23, 1996.                            1
(a)(124)            Letter to KCPL shareowner mailed on
                    October 23, 1996.                            1
(a)(125)            News release/employee update issued on
                    October 23, 1996.                            1

                                   Exhibit No. (a)(123)

The following letter was mailed to a KCPL shareowner on October 23, 1996.


                              October 23, 1996



Mr. Bruce Ellison
P.O. Box 252
Sun City, Arizona 85372

Dear Mr. Ellison,

     Thank you for your letter regarding our proposed merger with Kansas
City Power & Light. I also thank you for your support. I am pleased that you understand our offer and the benefits a KCPL merger provides.

     The results of the KCPL shareowner vote on August 16 made it clear that KCPL shareowners also recognize the better value of our offer. We look forward to creating a company that will benefit shareowners, customers, employees and the communities we serve. We would like to make this combination a reality as quickly as possible, and we appreciate the efforts of all KCPL shareowners who work to complete the exchange process.

     I understand the time involved in tendering your shares and meeting, as you noted, the Securities and Exchange Commission requirements. I appreciate the time you have taken thus far in the process. Let me offer a few suggestions that may better assist you in tendering your shares to us. First, although we recommend that you mail your correspondence from the post office and register it for a return receipt, this is not absolutely necessary. We suggest this for your protection only. Also, as you noted, because some of your shares are with your broker, one option may be to deliver these shares to your broker to tender in your name. This would allow you to avoid the registered mail cost, as well as any bank signature fees.

     Again, I appreciate your comments and look forward to continuing to work with you to enhance the value of your investment. If you have further questions about our offer and the exchange process, please do not hesitate to contact me or Georgeson & Company Inc. at 1-800-223-2064.

                             Sincerely,


This letter is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.



                                                        Exhibit No. (a)(124)

The following letter was mailed to a KCPL shareowner on October 23, 1996.

                                                 October 23, 1996






Ms. Judith A. Toohill
74 East Fort Street
Farmington, IL  61531

Dear Ms. Toohill,

     Thank you for your recent letter and your comments concerning our proposed merger with Kansas City Power & Light.

     I regret that we do not have your support in our effort. We feel very strongly that a combination of Western Resources and KCPL offers significant benefits to our shareowners, customers, employees, and the communities that we serve. Our reference to the money and management attention was that the KCPL executives and board continue to refuse to talk with us about this combination even in light of our offer of $31 of Western Resources stock.

     We continue to look forward to a friendly merger with KCPL and an opportunity to sit down with KCPL executive management and its board. We hope that we will have an opportunity to work with you as a KCPL shareowner to address these issues going forward.

                             Sincerely,


This letter is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.
                             Exhibit No. (a)(125)

The following news release/employee update was issued on October 23, 1996.

                      KCC STAFF, CURB, CITY OF WICHITA,
                            WESTERN RESOURCES
                   AGREE TO NEW RATE REDUCTION SETTLEMENT

                  AGREEMENT SUPPORTS WESTERN RESOURCES/KCPL
                        MERGER FINANCIAL PROJECTIONS

         TOPEKA, Kansas, October 23, 1996 -- Western Resources announced today that it has reached a multi-year settlement agreement with the Kansas Corporation Commission (KCC) staff, the Citizens' Utility Ratepayers Board, and the City of Wichita regarding electric rate decreases for KPL and KGE customers.
        Western Resources initially filed an electric rate reduction plan in August 1995, which together with Kansas City Power & Light Company
     (KCPL) merger-related reductions, proposed to reduce rates for retail electric customers by nearly $78 million during a period of several years. The settlement announced today provides for a total decrease of $75 million during a four-year period, plus $10 million in two one-time rebates.
        This four-year settlement replaces the previous two-year rate reduction plan. The agreement also supports projected earnings calculations in Western Resources' merger plans with KCPL and requires no change in previously filed financial projections regarding that transaction.
        "We consistently have supported an innovative approach to rate reductions for our customers to ensure the rates are competitive," said John E. Hayes, Jr., Western Resources chairman of the board and chief executive officer.
        "The agreement reached late yesterday accommodates the interests of all parties while allowing our company to remain financially strong. We are satisfied the agreement will allow us to reduce rates in a sound business manner."
        Details of the settlement include a phased-in approach with reductions occurring during four years:
     An $8.7 million interim reduction, which began in May for KGE customers, will become permanent.
     KGE electric customers will receive a $36.3 million reduction in February 1997. At the same time, KPL electric customers will receive a $10 million reduction.
     In June 1998 and again in June 1999, KGE electric customers will receive additional $10 million reductions.
     The total decrease for KGE electric customers is $65 million. KGE electric rates will be 10 percent below the national average through these decreases.
     KPL electric customers will receive a total of $10 million in rate reductions.
     In January 1998, and again in January 1999, retail electric customers also will receive a one-time rebate of $5 million.
        "Our goal remains to meet competitive forces in our industry by lowering electric rates in a responsible, fiscally prudent manner," said Hayes.


        Western Resources (NYSE:WR) is a full-service, diversified energy company with total assets of almost $6 billion. Its utilities, KPL and KGE, operating in Kansas and Oklahoma, provide natural gas service to approximately 650,000 customers and electric service to approximately 600,000 customers. Through its unregulated subsidiaries, Westar Energy, Westar Security, Westar Capital, and The Wing Group, a full range of energy and energy-related products and services are developed and marketed in the continental U.S., and offshore.
        For more information about Western Resources and its operating companies, visit us on the Internet at http://www.wstnres.com.

        This news release/employee update is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.